SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated October 20, 2006

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.)

Form 20-F  ☒     Form 40-F  ☐

Enclosures:

1.               Nokia stock exchange release dated October 20, 2006 and titled: Nokia Board of Directors resolution to transfer Nokia shares

PRESS RELEASE	1 (1)

October 20, 2006

Nokia Board of Directors resolution to transfer Nokia shares

Espoo, Finland — Nokia Board of Directors has resolved to issue a net total amount of 222 042 Nokia shares as settlement under the Nokia Restricted Share Plan 2003 to the Plan participants, employees of Nokia Group. The shares will be issued out of treasury shares held by the Company on or about October 23, 2006. The resolution is based on the authorization granted by the Annual General Meeting on March 30, 2006.

Media Enquiries:

Nokia
Communications
Tel. +358 7180 34900
E-mail: press.office@nokia.com

Investor Enquiries:

Investor Relations Europe
Tel. +358 7180 34289

Investor Relations US
Tel. +1 914 3680555

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 20, 2006		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
Name: Kaarina Ståhlberg
Title: Assistant General Counsel